FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of ___November______________, 2003___

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

By:	/s/ Pierre St-Arnaud (Signature)*

Date: November 19, 2003

* Print the name and title of the signing officer under his signature.

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035 e-mail: david_adams@srtelecom.com	Scott Lawrence (Maison Brison) (514) 731-0000 e-mail: brison1@maisonbrison.com

SR Telecom’s Broadband angel Solution Slated for 100,000 Line Network in Western Europe Pilot Project to be Completed by End of January

MONTREAL, November 19, 2003 - SR TelecomTM Inc. (TSX: SRX; NASDAQ: SRXA) today announced that its state-of-the-art angelTM solution has been selected for deployment in a 100,000 line multi-service broadband fixed wireless access (BFWA) network in Western Europe, which is being rolled out by one of the continent’s pre-eminent telecommunications operators. As part of a pilot project, initial deployments of the angelTM solution will commence immediately.

SR Telecom’s angel solution was selected over a number of competing technologies because of its carrier-grade reliability, unmatched scalability and superior coverage capabilities. angel is the industry’s first carrier-class 3.5 GHz fixed wireless access non-line-of-sight (NLOS) system using Orthogonal Frequency Division Multiplexing (OFDM), and is immediately capable of delivering integrated voice and broadband data services. The pilot project, for which the Company has received a signed purchase order, is scheduled to be completed by the end of January 2004. Upon its successful completion, and pending final documentation, the full 100,000 line network project will commence and be deployed over three years.

The extensive access improvement initiative will bridge the existing telecommunications gap by delivering equivalent-to-urban services to suburban and rural regions throughout the region.

“We are extremely pleased by this endorsement of the value delivered by our angel product,“ said Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom. “angel was developed in close collaboration with service providers and delivers the breadth of services, excellent revenue potential, guaranteed coverage and ease of operability that our clients expect. We are proud to be able to help this customer meet the challenge of delivering the best end-user experience. We are also delighted that our angel broadband product, recently acquired through the Netro acquisition, is generating a great deal of enthusiasm, from both our traditional markets and from a series of customers new to SR Telecom.”

About angel

angel delivers field-proven performance, including larger cell sizes, carrier-class voice with efficient handling of V.90 modems, extensive network management capabilities and smaller RF channels that facilitate large-scale deployments with very limited spectrum. angel offers peak rate spectral efficiency of 5.1 bps/Hz, adaptive modulation to 64-QAM and a cell range of 30 km, making it one of the most robust non-line-of-sight (NLOS) solutions available today. angel’s NLOS capability increases fixed wireless access subscriber coverage from conventional levels of 50% or less to levels that can exceed 95%. NLOS also makes installation much simpler and less costly, reducing the service provider’s required investment. Additionally, its sophisticated network management system has been carefully designed to optimize deployability and operability in full accordance with and in support of those carriers with the largest networks, the largest numbers of subscribers, and the broadest portfolio of services. At the same time, angel is cost effective in small applications.

About SR Telecom

SR TELECOM (TSX: SRX; NASDAQ: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s field-proven solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry’s broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

- 30 -

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783